# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMSCORE, INC., CIK 0001158172
CUSIP: 20564W204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 12/29/2025
Amends the filing with accession number 0000950103-21-004293
Filed by CIK 0001851987
Persons authorized to receive notices and communications: Alexander D. Benjamin, Cerberus Capital Management, L.P., 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Pine Investor, LLC (CIK 0001851987): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,628,953; shared voting power 0; sole dispositive power 7,628,953; shared dispositive power 0; aggregate amount beneficially owned 7,628,953 (39.9% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for additional information.
- Cerberus Capital Management, L.P. (CIK 0001525907): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,628,953; shared voting power 0; sole dispositive power 7,628,953; shared dispositive power 0; aggregate amount beneficially owned 7,628,953 (39.9% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: COMSCORE, INC.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment:
The following constitutes Amendment No. 6 ("Amendment No. 6") to the Schedule 13D related to the common stock, par value $0.001 per share ("Common Stock"), of comScore, Inc. (the "Issuer"), a Delaware corporation, as filed with the Securities and Exchange Commission (the "SEC") by Pine Investor, LLC ("Pine") and Cerberus Capital Management, L.P. ("Cerberus", and together with Pine, the "Reporting Persons") on March 19, 2021, as amended by Amendment No. 1 filed on July 1, 2022, Amendment No. 2 filed on December 16, 2022, Amendment No. 3 filed on July 26, 2024, Amendment No. 4 filed on March 18, 2025, and Amendment No. 5 filed on September 30, 2025. This Amendment No. 6 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. All references in the Schedule 13D and this Amendment No. 6 to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 6. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The securities reported herein were acquired by Pine pursuant to the transaction contemplated by those certain Stock Exchange Agreements, dated as of September 26, 2025 (individually, an "Exchange Agreement" and collectively, the "Exchange Agreements"), entered into by the Issuer with each of Pine, Charter Communications Holding Company, LLC ("Charter"), and Liberty Broadband Corporation ("Liberty," and together with Charter and Pine, each a "Stockholder" and collectively, the "Stockholders"). Pursuant to the Exchange Agreements, on December 29, 2025 (the "Closing"), and on the terms and subject to the conditions set forth therein, each Stockholder exchanged all of the 31,928,301 shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") previously owned by such Stockholder for (i) 4,223,621 shares of a new series of convertible preferred stock of the Issuer designated as Series C Convertible Preferred Stock, par value $0.001 per share ("Series C Preferred Stock"), and (ii) 3,286,825 shares of Common Stock (the "Exchange Common Stock," and such transactions, collectively, the "Transaction"). Pursuant to the Exchange Agreements, the Issuer also agreed to make a one-time cash payment to each of the Stockholders in the amount of $2,000,000 on June 30, 2028, whether or not such Stockholder continues to own any securities of the Issuer on such date.

The foregoing summary of the Exchange Agreements and the Transactions do not purport to be complete and are subject to, and qualified in its entirety by, the full text thereof. A copy of the Exchange Agreement between Pine and the Issuer was previously incorporated by reference as Exhibit 1 to Amendment No. 5 to the Schedule 13D and is hereby incorporated into this Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

On December 19, 2025, the Issuer held a special meeting of stockholders, at which the Issuer's stockholders approved proposals relating to the Transaction. The Transaction was subsequently consummated by the Issuer and the Stockholders at the Closing. In connection with the Closing, the Issuer and the Stockholders entered into the Second Amended and Restated Stockholders Agreement, dated as of December 29, 2025 (the "Second Amended and Restated Stockholders Agreement"), which governs, among other things, the composition of the Issuer's board of directors (the "Board"), director designation rights, voting and governance matters, transfer restrictions, and certain other rights tied to ownership thresholds. Immediately following the Closing, and pursuant to the Second Amended and Restated Stockholders Agreement, Robert Davenport, a Managing Director of Pine and a Senior Managing Director of Cerberus, was appointed to the Issuer's Board as the Reporting Persons' designee.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

As of the date of this Amendment No. 6, the Reporting Persons may be deemed to beneficially own, in the aggregate, 7,628,953 shares of Common Stock, consisting of: (i) 3,396,479 shares of outstanding Common Stock, comprised of (A) 3,286,825 shares of Common Stock issued to the Reporting Persons in connection with the Transaction and (B) 109,654 shares of Common Stock previously held by the Reporting Persons; (ii) 3,853 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee in 2021 in respect of director fees and assigned by Dr. Banerjee to Cerberus; (iii) 5,000 shares of Common Stock underlying restricted stock unit awards granted to Robert Davenport by the Issuer at the Closing in respect of director fees, subject to vesting and settlement, and assigned by Mr. Davenport to Cerberus; and (iv) shares of Common Stock issuable upon conversion of 4,223,621 shares of Series C Preferred Stock beneficially owned by the Reporting Persons. The Series C Preferred Stock is convertible into shares of Common Stock at any time at the holder's option, on a one-for-one basis, subject to certain conditions and limitations, including anti-dilution adjustments and ownership limitations that restrict conversion to the extent such conversion would result in the holder beneficially owning more than 49.99% of the outstanding shares of Common Stock immediately following such conversion, and pursuant to which holders will receive cash in lieu of any fractional shares, in each case as set forth in the Certificate of Designations of Series C Convertible Preferred Stock (as amended from time to time, the "Series C Certificate of Designations"). The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons represents approximately 39.9% of the outstanding shares of Common Stock, based upon the 5,015,664 shares of Common Stock outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 7, 2025, and calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. As a result of the Second Amended and Restated Stockholders Agreement, the Reporting Persons may be deemed to be members of a group with the parties thereto under Section 13(d) of the Exchange Act. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 7,628,953 shares of Common Stock. Cerberus, either directly or through one or more intermediate entities, including Pine, has the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by it as reported in this Schedule 13D, subject to the restrictions described in Item 6. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: The disclosures regarding the Reporting Persons in Items 2(a) and 2(c) of this Schedule 13D are incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosures set forth in Items 3, 4, and 5 of this Schedule 13D, as amended, are incorporated herein by reference.

STOCK EXCHANGE AGREEMENT

On September 26, 2025, the Issuer entered into the Exchange Agreements with each of the Stockholders. The Exchange Agreements contained customary representations, warranties, covenants and termination rights applicable prior to the Closing. Following the Closing, such termination rights are no longer operative. Each party to the Exchange Agreements also agreed to certain covenants relating to, among other things, the preparation of a proxy statement and the holding of a meeting of the Issuer's stockholders, and the composition of the Issuer's Board immediately following the Closing. Each party further agreed, on behalf of itself and certain related parties, to a release of claims relating to the ownership and transfer of the existing shares of Series B Preferred Stock, subject to certain exceptions.

At the Closing, the conditions to consummate the Transaction were satisfied or waived, and the transactions contemplated by the Exchange Agreements were consummated, whereby each Stockholder exchanged all of the 31,928,301 shares of Series B Preferred Stock previously owned by such Stockholder for: (i) 4,223,621 shares of Series C Preferred Stock, and (ii) 3,286,825 shares of Common Stock. Upon consummation of the Transaction, the shares of Series B Preferred Stock exchanged by the Stockholders were cancelled and retired.

Pursuant to the Exchange Agreements, the Issuer also agreed to make a one-time cash payment to each of the Stockholders in the amount of $2,000,000 on June 30, 2028, whether or not such Stockholder continues to own any securities of the Issuer on such date.

The foregoing summary of the Exchange Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof. A copy of the Exchange Agreement between Pine and the Issuer was previously incorporated by reference as Exhibit 1 to Amendment No. 5 to the Schedule 13D and is hereby incorporated into this Item 6.

STOCKHOLDER SUPPORT AGREEMENTS

On September 26, 2025, in connection with the execution of the Exchange Agreements, the Issuer entered into separate Stockholder Support Agreements (individually, a "Support Agreement" and collectively, the "Support Agreements") with each of the Stockholders, including Pine. Pursuant to the Support Agreements, prior to the Closing, the Stockholders agreed to vote their shares in favor of the approval of the Transaction and related matters submitted to the Issuer's stockholders for approval, subject to certain limitations set forth therein. On December 19, 2025, the Issuer held a special meeting of stockholders, at which the Issuer's stockholders approved proposals relating to the Transaction.

The foregoing summary of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof. A copy of the Support Agreement between Pine and the Issuer was previously incorporated by reference as Exhibit 2 to Amendment No. 5 to the Schedule 13D and is hereby incorporated into this Item 6.

SECOND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

In connection with the Closing, the Issuer and the Stockholders entered into the Second Amended and Restated Stockholders Agreement, which governs, among other things, the composition of the Issuer's Board, director designation rights, voting and governance matters, transfer restrictions, and certain other rights tied to ownership thresholds. Pursuant to the Second Amended and Restated Stockholders Agreement, the Issuer is obligated to take all necessary action to ensure that the Board and certain committees thereof consist of the individuals set forth therein, including the applicable designees of each Stockholder. Upon Closing, the Board consisted of seven total directors: (i) one designee of each Stockholder, (ii) one Additional Director (as defined below), and (iii) three directors who are not (a) a designee of any Stockholder or (b) for so long as the Stockholders have the ability to designate at least one director pursuant to the Second Amended and Restated Stockholders Agreement, an individual who is an affiliate of such Stockholders (the "Unaffiliated Directors"), including the chief executive officer of the Issuer. In addition, the Issuer may not increase or decrease the size of the Board without the prior approval of a majority of the Unaffiliated Directors then serving on the Board. The Issuer is required to take all necessary action (to the extent not prohibited by applicable law) to ensure that the Board maintains a percentage of Unaffiliated Directors that is no less than the percentage of Unaffiliated Directors serving on the Board as of the Closing and to cause the Board to appoint or nominate an Unaffiliated Director for election to fill any vacancy created by (i) the death, disability, resignation or removal of an Unaffiliated Director or (ii) any increase in the size of the Board.

Under the Second Amended and Restated Stockholders Agreement, and subject to the ownership thresholds set forth therein, each Stockholder retains the right to designate one individual to serve as a director on the Board until such time as such Stockholder beneficially owns Voting Stock (as defined in the Second Amended and Restated Stockholders Agreement) representing at least 7.5% of the outstanding shares of Common Stock (on an as-converted basis) after which time such Stockholder will no longer have any rights to designate an individual to serve on the Board thereunder. In connection with the Closing, Robert Davenport, a Managing Director of Pine and a Senior Managing Director of Cerberus, was appointed to serve as the Reporting Persons' designee on the Board.

The Issuer is further obligated to (i) cause the Board to nominate for election that number of individuals nominated by the Stockholders (or to the extent that any Stockholder no longer owns Voting Stock representing at least 7.5% of the outstanding shares of Common Stock (on an as-converted basis), only the Stockholders that continue to hold Voting Stock representing less than 7.5% of the outstanding shares of Common Stock) that, if elected, would result in one additional director (the "Additional Director") serving on the Board and (ii) unless otherwise agreed, cause the Board to designate the Additional Director as the chair of the Board, in each case until such time as the Stockholders beneficially own Voting Stock representing (in the aggregate) less than 22.5% of the outstanding shares of Common Stock (on an as-converted basis).

The Second Amended and Restated Stockholders Agreement further provides that, if one Stockholder (the "Buying Stockholder") acquires from another Stockholder (the "Selling Stockholder") all of the shares of (a) Series C Preferred Stock (or Common Stock issued or issuable in respect thereof) and (b) Exchange Common Stock held by such Selling Stockholder as of the Closing, after giving effect to the Transaction, the Selling Stockholder is required to cause its designated director to resign. In such event, the Issuer is required to take all necessary action (to the extent not prohibited by applicable law) to cause the Board to appoint one additional individual designated by the Buying Stockholder to fill such vacancy for so long as the Buying Stockholder beneficially owns Voting Stock representing at least 7.5% of the outstanding shares of Common Stock (on an as-converted basis), disregarding the shares of Voting Stock beneficially owned by the Buying Stockholder immediately prior to such acquisition. In no event, however, shall any Stockholder be entitled to designate or nominate a number of directors that would constitute a majority of the Board.

The Second Amended and Restated Stockholders Agreement also imposes voting limitations pursuant to which each Stockholder is obligated to vote any shares of Common Stock or Series C Preferred Stock held by such Stockholder (or with respect to which such Stockholder has the power to vote) that represent voting power in excess of 49.99% of the total voting power of the Issuer in a neutral manner on all matters submitted to a vote of the Issuer's stockholders. For these purposes, voting in a "neutral manner" means voting such excess shares in the same proportion as all other outstanding shares of Common Stock of the Issuer (excluding any Common Stock beneficially owned, directly or indirectly, by the Stockholders and their permitted transferees) are voted on the relevant matter. Each Stockholder agrees not to transfer (a) any shares of Exchange Common Stock for a period of six months following the Closing Date or (b) any shares of Common Stock issued upon voluntary conversion of Series C Preferred Stock for a period of six months following the applicable conversion date, in each case, unless the per-share price paid in connection with such transfer equals or exceeds $12.50. Until such time as a Stockholder beneficially owns Voting Stock representing less than 5% of the Common Stock (on an as-converted basis), such Stockholder will be subject to customary standstill restrictions, in accordance with which the Stockholder and its affiliates will not, among other things and subject to exceptions: (a) acquire any equity securities of the Issuer such that the Stockholder and its affiliates (or any direct or indirect parent of such Stockholder) would beneficially own more than 49.99% of the Common Stock (on an as-converted basis), (b) publicly seek or encourage any offer or proposal for a merger or similar transaction involving the Issuer, or (c) make, or in any way participate in, any "solicitation" of "proxies" (within the meaning of Rule 14a-1 under the Securities Exchange Act of 1934, as amended) to vote any Voting Stock of the Issuer or its subsidiaries, or call or seek to call a meeting of the Issuer's stockholders or initiate any stockholder proposal for action by the Issuer's stockholders or seek the removal of any director of the Board. In the event that a Stockholder contemplates Transferring any shares of Series C Preferred Stock or Common Stock to another Person (as defined), the other Stockholders will each have a right of first refusal to purchase any or all of their respective pro rata portions of such shares of Series C Preferred Stock or Common Stock, subject to exceptions. Additionally, if the Issuer contemplates the sale or other disposition of any patents, Charter will have a right of first offer and a right of first refusal to acquire such patents. Under the Second Amended Stockholders Agreement, the prior written consent of each Stockholder is required for the Issuer to effect or validate certain enumerated actions for so long as such Stockholder beneficially owns Voting Stock representing at least 10% of the Common Stock (on an as-converted basis).

The foregoing summary of the Second Amended and Restated Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is incorporated by reference as Exhibit 1 to this Amendment No. 6 and is hereby incorporated into this Item 6.

AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

At the Closing, the Issuer amended its Registration Rights Agreement, dated as of March 10, 2021, by and among the Issuer and the other parties thereto (the "RRA", and such amendment, the "RRA Amendment"). The RRA Amendment, among other things, amended the definition of "Registrable Securities" under the RRA to include shares of Series C Preferred Stock and shares of Common Stock issued upon conversion of the Series C Preferred Stock.

The foregoing summary of the RRA Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is incorporated by reference as Exhibit 2 to this Amendment No. 6 and is hereby incorporated into this Item 6.

CERTIFICATE OF DESIGNATIONS DESIGNATING THE SERIES C PREFERRED STOCK

At the Closing, the Issuer filed with the Secretary of State of the State of Delaware a Certificate of Designations of Series C Preferred Stock designating the Series C Preferred Stock and establishing the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of shares of Series C Preferred Stock. The Certificate of Designations became effective upon filing.
Effective as of the Closing, the Series C Preferred Stock rank senior to shares of Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer, and will rank junior to all secured and unsecured indebtedness. The Series C Preferred Stock also have a liquidation preference equal to the purchase price ($14.50 per share). The holders of Series C Preferred Stock will be entitled to participate in all dividends declared on the Common Stock on an as-converted basis.

Subject to certain anti-dilution adjustments, the Series C Preferred Stock are convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations), provided that each holder will receive cash in lieu of fractional shares (if any), and provided further that no holder will be entitled to convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then-outstanding shares of Common Stock.

If the VWAP (as defined in the Certificate of Designations) per share of Common Stock for any calendar quarter ending after the six-month anniversary of the Closing Date (a "Conversion Quarter") is greater than the Mandatory Conversion Price (as defined in the Certificate of Designations) then, if a majority of the members of the Board that have not been designated by, and are not affiliated with, any Stockholder (the "Disinterested Directors") so direct, the Issuer shall convert into shares of Common Stock, on a pro rata basis based on the number of shares of Series C Preferred Stock held as of the date of the Notice of Mandatory Conversion (as defined in the Certificate of Designations), up to 1/6th of the total shares of Series C Preferred Stock outstanding as of the Closing Date on a date selected by the Issuer that is within six months after the last day of the Conversion Quarter, provided that if the conversion of a holder's pro rata share of the then-outstanding shares of Series C Preferred Stock would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then-outstanding shares of Common Stock, the number of such holder's shares of Series C Preferred Stock that may be converted will be reduced to the greatest number of shares that would cause such holder to beneficially own immediately following such conversion no more than 49.99% of the then-outstanding shares of Common Stock.

If the Issuer undergoes certain change of control transactions, (a) each holder of outstanding shares of Series C Preferred Stock will have the option to require the Issuer to purchase any or all of its shares of Series C Preferred Stock at a purchase price per share equal to the Liquidation Preference (as defined in the Certificate of Designations) ("Change of Control Put") and (b) to the extent that a holder has not exercised the Change of Control Put, the Issuer will have the right to redeem, subject to the holder's right to convert prior to such redemption, all of such holder's shares of Series C Preferred Stock that are not subject to a Change of Control Put, at a redemption price per share equal to the Liquidation Preference ("Change of Control Call"). If the Issuer does not pay the amounts due in connection with a Change of Control Put or Change of Control Call in full when due, such unpaid amount will accrue interest at a rate of 9.5% per annum until such shares are repurchased.

The holders of shares of Series C Preferred Stock will initially have one vote per share (subject to adjustment in accordance with the Certificate of Designations) and will be entitled to vote as a single class with the holders of the Common Stock and the holders of any other class or series of capital stock of the Issuer then entitled to vote with the Common Stock on all matters submitted to a vote of the holders of Common Stock. However, to the extent that the Series C Preferred Stock and any shares of Common Stock held as of the Closing Date by a Stockholder, together with certain transferees and affiliates, would represent voting rights with respect to more than 16.66% of the Common Stock (including the Series C Preferred Stock on an as-converted basis) (the "Voting Threshold"), such Stockholder will not be permitted to exercise the voting rights with respect to any shares of Series C Preferred Stock held by them in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares of Series C Preferred Stock in excess of the Voting Threshold in a neutral manner. To the extent that a holder acquires shares of Series C Preferred Stock from another holder, the acquiring holder's Voting Threshold will be increased proportionately based on the number of shares that such holder acquires and the disposing holder's Voting Threshold will be decreased proportionately, such that the aggregate Voting Threshold of all holders does not exceed 49.99%.

The foregoing summary of the Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof, which is incorporated by reference as Exhibit 3 to this Amendment No. 6 and is hereby incorporated into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Second Amended and Restated Stockholders Agreement, dated as of December 29, 2025, by and among comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation and Pine Investor, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on December 31, 2025).

Exhibit 2. First Amendment to Registration Rights Agreement, dated as of December 29, 2025, by and among comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation and Pine Investor, LLC (incorporated herein by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on December 31, 2025).

Exhibit 3. Certificate of Designations of Series C Convertible Preferred Stock, par value $0.001, of comScore, Inc., dated December 29, 2025 (incorporated herein by reference to Exhibit 3.3 to the Issuer's Current Report on Form 8-K (File No. 001-33520), filed with the Securities and Exchange Commission on December 31, 2025).

## Signatures
- Pine Investor, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin, Managing Director (12/31/2025)
- Cerberus Capital Management, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin, Chief Operating Officer, Chief Legal Officer, and Senior Managing Director (12/31/2025)